NEWS RELEASE

September 21, 2004

Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA EXPANDS ITS MANAGEMENT TEAM AND OPENS AN EXECUTIVE OFFICE IN TORONTO

Toronto – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) is pleased to announce that it is increasing its presence in North America with the appointment of John W.W. Hick as Vice-Chairman of the Company. In addition, effective December 1, 2004, Mr. Hick will also assume the role of Chief Executive Officer of Rio Narcea. Mr. Alberto Lavandeira will continue to serve as President of the Company. Mr. Hick will be based in the new Toronto office of Rio Narcea, located in the former offices of Defiance Mining Corporation.

“I am pleased that we now will have a significant presence in Toronto and North America, where Rio Narcea’s shares are listed and where a large number of our shareholders are based. I look forward to having more time to concentrate on our growing operations and development projects, both in Spain and now Mauritania, and to working closely with John and our Chairman, Chris von Christierson, as we continue to seek out growth opportunities which will enhance shareholder value,” said Mr. Lavandeira.

“The experienced team we have acquired with the Defiance transaction will compliment our organization and strengthens our North American presence as we focus on growing Rio Narcea into an international mid-tier mining company,” said Mr. Chris von Christierson, Chairman of the Board.

Mr. Hick stated, “I look forward to playing this major role in the management of Rio Narcea as it continues its growth strategy. Having worked closely, as an independent director, with both Alberto and Chris over the last seven years, I am confident that we will be an effective team.  With Rio Narcea’s recent international expansion and its current stable of projects, it is an opportune time to increase its presence in its major market.”

In furtherance of this management expansion, Mr. J. C. St-Amour will be appointed Vice President, Corporate Development, based in the Toronto office. Robert van Doorn, who has spent a significant amount of time on business development for Rio Narcea, will step down from this role and become a consultant to the Company. This will free Robert to devote more time to his other endeavours while giving Rio Narcea continued access to his insights and experience.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain, Portugal, and Mauritania. The Company produces gold at its El Valle and Carlés mines and is in the process of cold commissioning its Aguablanca nickel-

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copper-PGM mine, and working on a full feasibility study of its Salave gold deposit, all located in Spain.  Rio Narcea owns 100% of the fully permitted Tasiast gold project located in Mauritania, West Africa, and plans to begin infrastructure construction later this year.

For further information contact:

John W.W. Hick Vice-Chairman Tel: (416) 956 7470 Fax: (416) 956 7471	Laurie Gaborit Manager, Investor Relations Tel: (416) 956 7470 Fax: (416) 956 7471

info@rngm.com

www.rionarcea.com

Forward-looking Statements

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

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